T-EQUITY CAPITAL CORP.

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

(203) 983-5275

September 8, 2006

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	T-Equity Capital Corp.
Registration Statement on Form N-2 (File No. 333-132235)
Filed on March 6, 2006

Dear Mr. Minore:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), T-Equity Capital Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, as amended, and all exhibits thereto (the “Registration Statement”). The Company’s request is based upon its decision not to proceed with a public offering of securities at this time. The Registration Statement was never declared effective and no securities have been sold pursuant thereto.

The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please do not hesitate to contact Steven B. Boehm or Cynthia M. Krus of Sutherland Asbill & Brennan LLP at (202) 383-0176 and (202) 383-0218, respectively, or me at (203) 983-5275 should you have any questions with respect to this request.

Sincerely,

/s/ Jonathan H. Cohen
Jonathan H. Cohen Chief Executive Officer

cc:	Steven B. Boehm
Cynthia M. Krus